Paris, March 26, 2008

NICE Recommends Acomplia®

to be included in the NHS Guidance

- National Institute for Health and Clinical

Excellence issues a positive Final Appraisal

Determination

for Acomplia® (rimonabant) in the UK -

Sanofi-aventis announced today that the National Institute for Health and Clinical Excellence (NICE) has issued its Final Appraisal Determination (FAD) on Acomplia® (rimonabant) which proposes guidance recommending the use of the drug in England and Wales, within its licensed indications, as an adjunct to diet and exercise for adults who are obese or overweight and who have had an inadequate response to, are intolerant of, or are contraindicated to other antiobesity agents that have previously been reviewed by NICE.

Sanofi-aventis is delighted that the Institute has recommended that Acomplia® should be made available for the management of obese and overweight National Health Service (NHS) patients, and believes that Acomplia® is a valuable addition to the limited treatment options currently available.

With the growing problem of obesity requiring urgent action1 and the few treatment options available not being suitable for all patients,2 a further treatment alternative will be of considerable clinical benefit to healthcare professionals.

In clinical trials in obese and overweight patients, many of whom had associated risk factors such as type 2 diabetes and dyslipidemia, Acomplia® was shown to help people to not only lose weight but also to improve their cardiovascular risk profile above and beyond that expected from weight loss alone.3.4.5.6

Obesity is a serious medical condition that is linked to the development of type 2 diabetes and heart disease.7 In the UK it is estimated that there are about 35,000 deaths a year attributed to diabetes8, and cardiovascular disease is the UK’s biggest killer.9 It accounts for 36% of deaths and claims the lives of more than 208,000 people each year.10

Obesity in England has more than trebled in the last two decades and the total socioeconomic cost of managing obesity/overweight and the conditions that it causes is estimated to be up to £7.4 billion per year.11 The recent government-sponsored Foresight report also revealed that if current trends continue by 2050 about 60% of men, 50% of women and 25% of children in the UK will be obese, with an additional cost to society of almost £50 billion each year.12

NICE’s13 decision was welcomed by the National Obesity Forum (NOF) given the huge economic burden of disease that obesity places on society.

Dr David Haslam, Clinical Director of the NOF said: “It is excellent news that NICE has recognised that doctors should be able to prescribe rimonabant on the NHS for the right patient. Patients who are obese or overweight are at significant risk of developing heart disease and type 2 diabetes, so it is vital that doctors have a full range of options, alongside lifestyle interventions, to help patients lose weight and cut their risk of disease. Rimonabant, in addition to diet and exercise, provides clinically meaningful weight loss and improvements in risk factor for cardiovascular disease. We now need to make sure that when final guidance is issued primary care trusts provide funding to allow doctors to be able to provide the medicine to those patients who could benefit from it.”

The FAD does not constitute the Institute’s formal decision; the final guidance document is expected to follow in due course.

“Sanofi-aventis has once again demonstrated its expertise and commitment to making first-in-class treatments available to patients and physicians alike. We are delighted we have been able to provide Acomplia®, a truly innovative treatment, and in doing so, to contribute to reducing the burden of disease linked to obesity”, said Hanspeter Spek, Executive Vice-President, Pharmaceutical Operations.

About rimonabant (Acomplia®)

ACOMPLIA® (rimonabant) is approved in the European Union as an adjunct to diet and exercise for the treatment of obese patients (BMI ≥ 30/m2) or overweight patients (BMI > 27kg/m2) with associated risk factor(s), such as type 2 diabetes or dyslipidaemia (see section 5.1).1 ACOMPLIA® (rimonabant) is contraindicated in lactating patients or patients with hypersensitivity to the active substance or to any of the excipients, with ongoing major depressive illness and/or ongoing antidepressive treatment. In pivotal clinical trials lasting up to two years, rimonabant significantly reduced body weight and waist circumference, a measure of intra-abdominal fat. Rimonabant also improved glycemic control, HDL, triglycerides (fats in the blood), and insulin sensitivity. The most common adverse events associated with rimonabant were consistent across studies and included gastrointestinal (nausea, vomiting, diarrhea), nervous system (headache, dizziness, paresthesia/ hypoesthesia/ dysesthesia) and psychiatric disorders (anxiety, insomnia, depressed mood and depression). Rimonabant has been approved for prescribing in 56 countries.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT PARIS: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

References

1. NICE Press Release 2006/057: New NICE guideline calls for urgent action to stem the rising tide of obesity in England and Wales

2. NICE’s Appraisal consultation document on Rimonabant for the treatment of overweight and obese patients December 2007: Non manufacturer submissions; Association of British Clinical Diabetologists’ Professional Organisation Statement

3. Scheen AJ et al. Rimonabant in patient with type 2 diabetes: results from RIO-diabetes, presented at ADA 2005

4. Després J-P et al. Effects of rimonabant on metabolic risk factors in overweight patients with dyslipidaemia. NEJM. 2005; 353: 2121-2134

5. Pi-Sunyer FX et al. Effect of rimonabant, a cannabinoid-1 receptor blocker, on weight and cardiometabolic risk factors in overweight or obese patients. RIO-North America: A randomised controlled trial. JAMA. 2006; 295:761-775

6. Acomplia® Summary of product characteristics

7. National Audit Office – Tackling Obesity In England: Available at:

http://www.nao.org.uk/publications/nao_reports/00-01/0001220.pdf [last accessed Mar 08]

8. British Heart Foundation website: Mortality from Diabetes: Available at:

http://www.heartstats.org/datapage.asp?id=1113 [last accessed February 27 2008]

9. British Heart Foundation website: Mortality: Available at: http://www.heartstats.org/topic.asp?id=17 [last accessed February 27 2008]

10. British Heart Foundation website: Numbers dying from CHD and CVD. Available at: http://www.heartstats.org/datapage.asp?id=713 [last accessed February 27 2008]

11. House of Commons - Health Committee. Report on Obesity 2004

12. Foresight Report. October 2007 Tackling Obesities: Future Choices – Modelling Future Trends in Obesity and the Impact on Health 2nd Edition. Available at: http://www.foresight.gov.uk/Obesity/obesity_final/14.pdf

13. NICE website. Available at: http://www.nice.org.uk/aboutnice/howwework/devnicetech/developing_nice_technology_appraisals.jsp [last accessed 22 February 2007]